SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                 Amendment No. 1
                                       to
                                    Form 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                Ogden Corporation
            ---------------------------------------------------------
             (Exact name of registrant as specified in its charter)


Delaware                                                     13-5549268
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(State of incorporation                                      (IRS Employer
   or organization)                                          Identification No.)

Two Pennsylvania Plaza
New York, New York                                               10121
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(Address of principal executive offices)                       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered
      -------------------                       ------------------------------

Preferred Stock Purchase Rights                     New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

None
------------------------------------------------
                                (Title of Class)

Item 1.    Description of Registrant's Securities to be Registered.
           -------------------------------------------------------

                                OGDEN CORPORATION

                  SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

                  On September 28, 2000 (the "Amendment Date"), Ogden Corporation (the "Company") entered into an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York (the "Rights Agent"), pursuant to which the terms of the outstanding rights (the "Rights") previously issued were amended. The Rights are currently evidenced (on the basis of one right for each outstanding share) by the existing certificates for outstanding shares of Common Stock of the Company (the "Common Stock") and are not exercisable and do not trade separately from such shares. This Summary describes the rights as so amended.

                  Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of the Company's Cumulative Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a price of $80 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment.

                  Until the close of business on the earliest of (i) the tenth day after a public announcement that (A) a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock of the Company (other than pursuant to a tender offer for all outstanding shares of Common Stock at the price and on terms approved by the Board of Directors) subsequent to October 2, 2000 or (B) a person or group of affiliated or associated persons who, on October 2, 2000, was the beneficial owner of 15% or more of the outstanding shares of Common Stock, and who has acquired more than an additional 1% of the outstanding shares of Common Stock (other than pursuant to a tender offer for all outstanding shares of Common Stock at the price and on terms approved by the Board of Directors) (each, an "Acquiring Person"); (ii) the tenth day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the date of the commencement of, or the first public announcement of the intent of any person (other than the Company or any Subsidiary) to commence (which intention to commence remains in effect for five business days after such announcement) a tender or an exchange offer by any person (other than the Company or any of its Subsidiaries) to acquire (when added to any shares as to which such person is the beneficial owner immediately prior to such commencement) beneficial ownership of 15% or more of the issued and outstanding shares of Common Stock; and (iii) the tenth day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the filing by any Person (other than the Company or any of its Subsidiaries) of a registration statement under the Securities Act of 1933, as amended, with respect to a contemplated exchange offer to acquire (when added to any shares as to which such person is the beneficial owner immediately prior to such filing) beneficial ownership of 15% or more of the issued and outstanding shares of Common Stock (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate and this Summary.

                  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. New Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date, the surrender for transfer of any of the Common Stock certificates outstanding as of the date of the Rights Agreement (whether or not containing a notation contemplated by the original Rights Agreement dated September 20, 1990) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate and the number of Rights associated with each share of Common Stock shall be proportionately adjusted in the event of any dividend in Common Stock on the Common Stock or subdivision, combination or reclassification of the Common Stock (except as otherwise provided in the Rights Agreement). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on October 2, 2010, unless earlier redeemed by the Company as described below. A committee of independent directors of the Company will review the Rights Agreement at least once every two years and recommend to the Company's Board whether the Plan should be amended or the Rights redeemed.

                  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock or the Common Stock, (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

                  In the event that any person becomes an Acquiring Person, the Rights Agreement provides that proper provision would be made so that each holder of a Right, other than the Acquiring Person and certain of its transferees (whose Rights would thereafter be null and void), would thereafter have the right to receive upon exercise of a Right, that number of shares of the Common Stock having a market value of two times the exercise price of the Right. In the event that, at any time after the Rights become exercisable, the Company is acquired in a merger or other business combination, proper provision shall be made so that each holder of a Right, other than the Acquiring Person and certain of its transferees (whose Rights would thereafter be null and void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company (or its parent company or other controlling entity) which at the time of such transaction would have a market value of two times the exercise price of the Right.

                  At any time after the Rights become exercisable and prior to the time that any person or group becomes the beneficial ownership of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights held by any Acquiring Person or its transferees, which would thereafter be null and void) for Common Stock at a ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof.

                  Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $40 per share. Each share of Preferred Stock will have one hundred votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

                  Because of the nature of the Preferred Stock's dividend and liquidation rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares (other than fractions that are integral multiples of one one-hundredth) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                  At any time prior to the close of business on the date that Rights holders become entitled to purchase Common Stock of the Company with a market value of twice the Purchase Price (as described above), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Common Stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, no right to vote or to receive dividends.

                  At any time prior to the time that an Acquiring Person has become such, the Company may amend the Rights Agreement and the terms of the Rights in any manner deemed necessary or desirable. Thereafter, the Rights Agreement and the terms of the Rights may be amended by the Company under certain circumstances, but not in any manner that adversely affects the interests of the holders of the Rights (other than an Acquiring Person).

                  A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement will be available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.   Exhibits.
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         1.  Amended and Restated Rights Agreement dated as of September 28,
             2000 between Ogden Corporation The Bank of New York, as Rights
             Agent.

         2.  Press Release of the Company dated September 29, 2000.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              OGDEN CORPORATION

Dated: September 29, 2000                     By:  /s/ Scott G. Mackin
                                                   -----------------------------
                                                   Scott G. Mackin
                                                   President and Chief Executive
                                                   Officer